POOL

Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL (306) 569-4411 FAX 569-4708

Exemption #: 82-5037

March 14, 2002

02015900

02 MAR 14 AM 8:10

SUPPL

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
<u>Pursuant to Rule 12g3-2(b)</u>

PROCESSED
MAR 27 2002
THOMSON FINANCIAL

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached are:

1. A copy of eight news releases provided to the Toronto Stock Exchange for information purposes only but not formally filed.

2. A copy of a news release dated March 13, 2002, regarding Saskatchewan Wheat Pool's 2nd quarter results for the period ending January 31, 2002. This was filed with the Toronto Stock Exchange and provincial securities commissions.

3. A copy of the Pool's Quarterly Report including the 2nd quarter financial statements, which were mailed to shareholders and filed with the Toronto Stock Exchange and provincial stock exchange.

4. A copy of the Confirmation of Mailing that was also filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

C Vancha

dlw 3/19

Colleen Vancha, Director
Investor Relations and Communications

Copy to: Susan Engel, General Counsel and Corporate Secretary
Michael McCord, Executive Vice President, Finance & Chief Financial Officer

Attachment

TSE March 12/02

POOL

Saskatchewan Wheat Pool

SEC Exemption #: 82-5037

For Immediate Release
March 12, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

Wiens to serve third term as Saskatchewan Wheat Pool President and Chairman of the Board

Saskatchewan Wheat Pool's Board of Directors has affirmed Marvin Wiens to the position of President and Chairman of the Board for his third consecutive term. Mr. Wiens has been a Pool director since 1984 and also serves on the boards of several organizations within agriculture and the business community. Mr. Wiens has actively supported senior management in the implementation of an aggressive strategy to refocus core business operations and strengthen the Pool's financial position.

"I am honoured to continue working with delegates, the Board and management as we build upon our accomplishments from the past 24 months," says Mr. Wiens. "The Pool's financial position has been strengthened. We continue to reduce debt, bring down costs and maximize the returns generated through our modern system of grain handling and agri-products outlets. At the same time, our employees' renewed focus on customer service is winning back customers in Saskatchewan, generating new business in Alberta and Manitoba and providing opportunity to strengthen our relationship with the destination market."

Chief Executive Officer Mayo Schmidt says, "Marvin is actively involved in a family grain operation in Southwest Saskatchewan. His intimate knowledge of the agricultural industry will continue to contribute to the Pool's success. The skills of our Board members have been instrumental in allowing us to capitalize on the Pool's heritage of providing quality products and competitive service to our farmer-members and end-use customers."

In addition to Wiens' return as President, Thad Trefiak and Ferne Nielsen will each serve their second term as Vice President. All three Presidents serve on the Board's executive management committee, as do Mr. Schmidt and Chief Financial Officer Michael McCord.

The remaining directors include Tom Cameron, Andre Perras, Gary Wellbrock, Terry Baker, Murray Purcell, Allan Moorman, Ryan Anderson, Leonard Yeaman and Allan Beblow, who was elected to the Board this year. A graduate of the University of Calgary, Mr. Beblow operates a mixed farm in Northeast Saskatchewan. Mr. Beblow is a financial services representative and member of the Canadian Association of Insurance and Financial Advisors Association. Douglas Kitchen and Dallas Howe continue to serve as outside advisors to the Board.

Saskatchewan Wheat Pool is a publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North American and around the world. These core business operations are complemented by food processing and value added businesses that allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

-30-

For more information, contact:
Shawna Kelly
Director, Communications
(306) 569-4291

TSE

Saskatchewan Wheat Pool

For Immediate Release
March 8, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

SEC Exemption #: 82-5037

Saskatchewan Wheat Pool withdraws from marketing agreement with XCAN Grain

Saskatchewan Wheat Pool is exiting a marketing agreement with XCAN Grain Ltd., a subsidiary of Agricore United, to sell commodities into the Japanese marketplace. The move is a continuation of the Pool's strategy to expand international marketing opportunities while capitalizing on its own internal merchandising strength.

Senior Vice President, Grain Group, William Hill says, "While we have had a good working relationship with XCAN, the Pool has strengthened our own internal programs and competency in commodity merchandising. We will now market directly into Japan, which is a key destination market for prairie production."

XCAN Grain has acted as the Pool's marketing agency into Japan since December 2000, when the Pool announced that it was selling its interest in XCAN to Agricore, its former partner in the marketing agency.

Saskatchewan Wheat Pool is a publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol "SWP.B".

-30-

For more information, please contact:
Colleen Vancha
Director, Investor Relations & Communications
(306) 569-4782

POOL
Saskatchewan Wheat Pool

For Immediate Release
March 7, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

SEC Exemption #: 82-5037

Saskatchewan Wheat Pool moves ahead in its turnaround plan

Saskatchewan Wheat Pool's progress on its turnaround plan has been recognized by an independent credit rating agency, which has maintained the company's credit ratings and trend at last year's level. "Over the past 24 months, the Pool has undergone tremendous change and it is gratifying to see that our efforts are being recognized by Dominion Bond Rating Services," says Chief Executive Officer Mayo Schmidt. "Our financial profile is improving and the Pool remains committed to return our company to profitability as quickly as possible in today's agricultural environment."

In addition to reducing costs and stabilizing market share, the Pool has taken significant steps to pay down debt and reduce its securitization requirements. Schmidt says "We are a solid company, both financially and in terms of the services we are offering prairie farmers and end-use customers. We have a strong commitment to our business plan from our banking partners. Last week, we repaid $45 million on our long-term loan facility and are on-track to reducing our debt substantially by year-end. We continue to have success with the Canadian Wheat Board's tendering program. Our grain shipments are similar to last year's level, despite drought conditions in parts of the Prairies. Our customer contact strategy is winning back customers in Saskatchewan, and generating new business at our AgPro operations in Alberta and Manitoba. We have expanded market opportunities for prairie production by signing multi-year contracts with key end-use customers."

Pool President Marvin Wiens is also pleased that DBRS acknowledges the efforts made by the Pool to manage through weather-related risks, including drought. "As soon as we knew how drought would affect production last year, we moved quickly to adjust our operations and we continue to take the steps necessary to insulate the company if we don't get spring rain," Wiens says. "The potential for more dry weather is a concern for everybody involved in the sector, including farmers. They are preparing for spring seeding now. We urge government to move quickly to provide details on this year's crop insurance coverage so that farmers can make timely and informed decisions."

Saskatchewan Wheat Pool is a publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

-30-

For more information, please contact:
Colleen Vancha
Director, Investor Relations & Communications
(306) 569-4782

TSE

POOL
Saskatchewan Wheat Pool

SEC Exemption #: 82-5037

For Immediate Release
February 28, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

Opportunities for malting barley producers discussed at Saskatchewan Wheat Pool meeting

Demand is growing for malting barley worldwide and that means opportunities for Western Canadian farmers, a Saskatchewan Wheat Pool merchandiser told a group of Meadow Lake area producers today during a market outlook meeting.

"Canada's export program for malting barley is projected to increase to two million tonnes by 2008," said merchandiser Kyle Jeworski at the information session hosted by the Pool to launch its 2002 malting barley program. "Most of the demand is being driven by population growth and the expansion of the brewing industry in Asia-Pacific and Latin America."

Domestically, there is a strong demand for two-row barley. "Varieties like CDC Kendall are the choice of many destination customers because of their malting and brewing characteristics," said Jeworski. Plus, CDC Kendall has excellent agronomic performance. For six-row barley, B1602 continues to be in high demand by end use customers, and it has one of the best selection rates.

Saskatchewan Wheat Pool's malt barley program is a leader in the industry. Farmers have access to key malting varieties – including B1602, Legacy, CDC Kendall and Merit - as well as a full-range of complementary agri-products, information and an attractive crop input financing program. Risk management tools like production contracts provide producers with an established market almost as soon as grain is off the combine. The Pool is also a leader in quality control for malting barley beginning at its grain handling facilities with on-site testing for grade, protein and moisture. Germination tests for malting barley are offered at its quality control lab in Regina, the only facility of its kind in Western Canada to earn ISO 9002 registration for their quality control management systems for grain grading and assessment.

"The Pool is linking producers' malt barley to established markets," said Jeworski. "We are helping producers grow the barley that will bring value to their bottom line."

Saskatchewan Wheat Pool is a publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

-30-

For more information, contact:

Karey MacLean
Strategic Communications Consultant
Saskatchewan Wheat Pool
(306) 569-5128
karey.maclean@swp.com

TSE

POOL

Saskatchewan Wheat Pool

For Immediate Release
February 27, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

SEC Exemption #: 82-5037

Opportunities for malting barley producers discussed at Saskatchewan Wheat Pool meetings

Demand is growing for malting barley worldwide and that means opportunities for Western Canadian farmers, a Saskatchewan Wheat Pool merchandiser told a group of Neilburg and Lloydminster area producers today during market outlook meetings.

"Canada's export program for malting barley is projected to increase to two million tonnes by 2008," said merchandiser Kyle Jeworski at the information sessions hosted by the Pool to launch its 2002 malting barley program. "Most of the demand is being driven by population growth and the expansion of the brewing industry in Asia-Pacific and Latin America."

Domestically, there is a strong demand for two-row barley. "Varieties like CDC Kendall are the choice of many destination customers because of their malting and brewing characteristics," said Jeworski. Plus, CDC Kendall has excellent agronomic performance. For six-row barley, B1602 continues to be in high demand by end use customers, and it has one of the best selection rates.

Saskatchewan Wheat Pool's malt barley program is a leader in the industry. Farmers have access to key malting varieties – including B1602, Legacy, CDC Kendall and Merit - as well as a full-range of complementary agri-products, information and an attractive crop input financing program. Risk management tools like production contracts provide producers with an established market almost as soon as grain is off the combine. The Pool is also a leader in quality control for malting barley beginning at its grain handling facilities with on-site testing for grade, protein and moisture. Germination tests for malting barley are offered at its quality control lab in Regina, the only facility of its kind in Western Canada to earn ISO 9002 registration for their quality control management systems for grain grading and assessment.

"The Pool is linking producers' malt barley to established markets," said Jeworski. "We are helping producers grow the barley that will bring value to their bottom line."

Saskatchewan Wheat Pool is a publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

-30-

For more information, contact:

Karey MacLean
Strategic Communications Consultant
Saskatchewan Wheat Pool
(306) 569-5128
karey.maclean@swp.com

TSE

Saskatchewan Wheat Pool

For Immediate Release
February 28, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

SEC Exemption #: 82-5037

Saskatchewan Wheat Pool's elevator sales program an overwhelming success

As the only grain company in Western Canada to implement a formal program for selling elevators, Saskatchewan Wheat Pool, producers and community groups are pleased with the overwhelming success of its efforts. Since 1998, the Pool has sold about 200 facilities to members, customers and community groups. "We have been working to support communities across Western Canada and we are pleased with the success of our elevator sales program," says Barry Coulling, General Manager, Business Retention. "We have heard from hundreds of our members and customers who are pleased with the Pool's program. They're excited about the opportunity to own an elevator for commercial business or farm storage."

After 20 months of effort and support, requiring substantial resources from the Pool, a party interested in purchasing the Pelly "B" and Rama elevators was unwilling to agree to the standard sales agreement that was adopted by hundreds of other buyers. Coulling says, "When we tendered the facilities in February 2000, we provided the potential buyers with the standard terms and conditions developed for all sales properties. It is important to the Pool to maintain the integrity of our programs. There are many success stories where producers and community groups have followed established procedures and negotiated the purchase of facilities under those conditions."

Among the elevators that the Pool has sold are facilities in Kelvington, Quill Lake, Clair, Kuroki, Theodore and Gorlitz, which are communities nearby Pelly and Rama. The Pool also gifted its elevator in Veregin for use as a community museum.

-30-

For more information, please contact:
Shawna Kelly
Director, Communications
(306) 569-4291

TSE Feb. 26/02

POOL
Saskatchewan Wheat Pool

For Immediate Release
February 26, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

SEC Exemption #: 82-5037

Opportunities for malting barley producers discussed at Saskatchewan Wheat Pool meetings

Demand is growing for malting barley worldwide and that means opportunities for Western Canadian farmers, a Saskatchewan Wheat Pool merchandiser told a group of Rosetown and Wiseton area producers today during market outlook meetings.

"Canada's export program for malting barley is projected to increase to two million tonnes by 2008," said merchandiser Kyle Jeworski at the information sessions hosted by the Pool to launch its 2002 malting barley program. "Most of the demand is being driven by population growth and the expansion of the brewing industry in Asia-Pacific and Latin America."

Domestically, there is a strong demand for two-row barley. "Varieties like CDC Kendall are the choice of many destination customers because of their malting and brewing characteristics," said Jeworski. Plus, CDC Kendall has excellent agronomic performance. For six-row barley, B1602 continues to be in high demand by end use customers, and it has one of the best selection rates.

Saskatchewan Wheat Pool's malt barley program is a leader in the industry. Farmers have access to key malting varieties – including B1602, Legacy, CDC Kendall and Merit - as well as a full-range of complementary agri-products, information and an attractive crop input financing program. Risk management tools like production contracts provide producers with an established market almost as soon as grain is off the combine. The Pool is also a leader in quality control for malting barley beginning at its grain handling facilities with on-site testing for grade, protein and moisture. Germination tests for malting barley are offered at its quality control lab in Regina, the only facility of its kind in Western Canada to earn ISO 9002 registration for their quality control management systems for grain grading and assessment.

"The Pool is linking producers' malt barley to established markets," said Jeworski. "We are helping producers grow the barley that will bring value to their bottom line."

Saskatchewan Wheat Pool is a publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

-30-

For more information, contact:

Karey MacLean
Strategic Communications Consultant
Saskatchewan Wheat Pool
(306) 569-5128
karey.maclean@swp.com

TSE Feb 26/02

POOL
Saskatchewan Wheat Pool

For Immediate Release
February 25, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

SEC Exemption #: 82-5037

Opportunities for malting barley producers discussed at Saskatchewan Wheat Pool meetings

Demand is growing for malting barley worldwide and that means opportunities for Western Canadian farmers, a Saskatchewan Wheat Pool merchandiser told a group of Fiske and Kindersley area producers today during market outlook meetings.

"Canada's export program for malting barley is projected to increase to two million tonnes by 2008," said merchandiser Kyle Jeworski at the information sessions hosted by the Pool to launch its 2002 malting barley program. "Most of the demand is being driven by population growth and the expansion of the brewing industry in Asia-Pacific and Latin America."

Domestically, there is a strong demand for two-row barley. "Varieties like CDC Kendall are the choice of many destination customers because of their malting and brewing characteristics," said Jeworski. Plus, CDC Kendall has excellent agronomic performance. For six-row barley, B1602 continues to be in high demand by end use customers, and it has one of the best selection rates.

Saskatchewan Wheat Pool's malt barley program is a leader in the industry. Farmers have access to key malting varieties – including B1602, Legacy, CDC Kendall and Merit - as well as a full-range of complementary agri-products, information and an attractive crop input financing program. Risk management tools like production contracts provide producers with an established market almost as soon as grain is off the combine. The Pool is also a leader in quality control for malting barley beginning at its grain handling facilities with on-site testing for grade, protein and moisture. Germination tests for malting barley are offered at its quality control lab in Regina, the only facility of its kind in Western Canada to earn ISO 9002 registration for their quality control management systems for grain grading and assessment.

"The Pool is linking producers' malt barley to established markets," said Jeworski. "We are helping producers grow the barley that will bring value to their bottom line."

Saskatchewan Wheat Pool is a publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

-30-

For more information, contact:

Karey MacLean
Strategic Communications Consultant
Saskatchewan Wheat Pool
(306) 569-5128
karey.maclean@swp.com

TSE March 13/02

POOL
Saskatchewan Wheat Pool

For Immediate Release
March 13, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

SEC Exemption #: 82-5037

Saskatchewan Wheat Pool's core businesses delivers solid performance on Q2 priorities

Saskatchewan Wheat Pool says its financial and operating results for the period ending January 31, 2002 demonstrate the company's commitment to strengthen its balance sheet and maximize its core operations. The Pool's focus on debt reduction has resulted in a $157 million decline in debt at January 31, 2002 compared to January 31, 2001. In addition, a continued emphasis on driving efficiencies through its network of modern grain-handling and agri-products marketing facilities has resulted in higher quarterly volumes, year-over-year market share growth and a reduction in core operating costs of $19 million in the first six months of this year.

"Our Board, management and employees are to be commended for their commitment to execution," says Chief Executive Officer, Mayo Schmidt. "In spite of last summer's drought, we shipped more grain through our primary system in the 2nd quarter by maximizing our multi-car loaders and successfully achieving one-third of the volumes tendered through the Canadian Wheat Board. We improved 2nd quarter operating earnings (EBIT) in both our grain handling and retail agri-products operations by exceeding our cost reduction targets. Our front-line employees have embraced our customer service strategies and we have experienced market share growth of 4% in the first six months, bringing our western Canadian market share to 22.3%. And we are seeing the same kind of results at our oat processing operation, Can-Oat Milling which continues to grow its operating earnings each quarter."

Earnings before interest, securitization, taxes, depreciation and amortization (EBITDA) for the 2nd quarter were $17.7 million compared to $22.4 million in the previous year's quarter. EBITDA declines in non-controlled affiliates, CanAmera Foods and Western Co-operative Fertilizes Ltd., and the livestock segment were partially offset by Can-Oat's growth and an 8% increase from the Grain segment. Year-to-date EBITDA was $34.7 million compared to $53.8 million a year earlier.

The 2nd quarter operating loss, prior to interest, securitization, taxes (EBIT) and provisions was $1.1 million compared to earnings of $3.3 million a year earlier. On a year-to-date basis, EBIT was a loss of $1.9 million compared to earnings of $15.9 million last year.

The Pool's second quarter loss, prior to provisions and unusual items was $12.8 million or $0.34 per share, just $1.9 million off last year's 2nd quarter results. On a year to date basis, the pre-provision loss was $28.5 million or $0.76 per share compared to a $16.5 million loss last year or $0.44 per share.

The Pool recorded a number of provisions in its 2nd quarter including: an $8.5 million gain for the sale of its publishing assets, an $8.2 million loss on sale for feed assets, and a $13.5 million impairment in value of CSP Foods Division, which was sold subsequent to the end of the 2nd quarter. All numbers appear after-tax.

The consolidated net loss for the quarter was $26.0 million or $0.69 cents per share compared to an $18.5 million loss or $0.49 per share in the second quarter of fiscal 2001. On a year-to-date basis, the net loss was $38.4 million, or $1.03 per share compared to a $24.1 million loss or $0.64 per share for the same period last year.

Communications 2625 Victoria Ave. Regina SK S4T 7T9 Tel:(306) 569-4525 Fax:(306) 569-4400 www.swp.com

The Pool's primary shipments for the second quarter were up 40,000 tonnes to 2.2 million tonnes, for a year-to-date total of 4.2 million tonnes. For the first six months, shipments were off by only 2.6%, well ahead of industry shipments that were down 14%. Volume through the Pool's wholly-owned Port terminal in Vancouver were down 4.9%, which compares favourably to the industry which experienced a 13% decline in volumes of the six major grains through the port. Including the Pool's Thunder Bay terminal, total port terminals were down 12.7% on a year-to-date basis.

Grain segment EBITDA for the quarter was $11.3 million up from $10.4 million last year while EBIT for the quarter rose by 54% from $1.7 to $2.7 million compared to last year. Year-to-date EBITDA was $22.1 million compared to $24.4 million, and EBIT was $5.9 million compared to $7.2 million last year. The decline reflects a change in commodity mix due to the drought last fall partially offset by significant cost reductions and increased market share.

Six Month Volumes to January 31
(000's of tonnes)

	Increase (Decrease)	F2002	F2001
Primary Elevator Shipments	**-2.6%**	**4,170**	**4,281**
Terminal Operations			
Vancouver	-4.9%	1,228	1,291
Thunder Bay	-24.5%	647	857
Share of Affiliates	-39.5%	408	674
Total Terminal Operations	**-19.1%**	**2,283**	**2,822**

A shift in buying patterns by producers, who pre-bought fertilizer in the fall and early winter of 2000 along with lower fertilizer prices this year resulted in agri-product sales declines for both the Pool and Western Co-operative Fertilizers Ltd. However, the Pool's retail operation maintained its EBITDA and EBIT contribution in the three and six months by implementing cost containment strategies. The earnings variances for both periods reflect lower results from Western Co-operative Fertilizers, which suffered from decreased volumes and selling prices for urea and ammonia.

The agri-food segment saw sales increases for both the quarter and six-month periods. Significant improvements in EBITDA and EBIT by Can-Oat Milling and Prairie Malt Limited were reflected in both the quarter and year-to-date periods. However, affiliate CanAmera Foods, which is typically the segment's largest contributor, continued to lag last year. The lack of canola supplies from last year's drought, coupled with low canola crushing margins have had a significant impact on their results this year.

Cash flow from operations in the quarter was $1.3 million, or $0.04 per share compared to $1.9 million or $0.05 per share in the second quarter last year. For the six months, cash used in operations was $4.8 million compared to cash generated of $14.4 million last year. The decline is largely related to the decrease in earnings caused by poorer results from CanAmera and Western Co-operative Fertilizers.

"2002 will continue to be a challenging year for the Canadian agricultural sector due to significant production declines, the uncertainty with weather and the volatility in prices," says Schmidt. "The Pool's management, however, has demonstrated our ability to operate successfully under such conditions and will continue to execute our business plan to restore profitability."

CONSOLIDATED BALANCE SHEETS

	As at January 31 2002 (in thousands)	As at January 31 2001 (in thousands)	As at July 31 2001 (in thousands)
	(unaudited)	(unaudited) (restated)	(audited)
ASSETS			
Current Assets			
Cash	$ **1,021**	$ -	$ 13,238
Note receivable	**5,000**	-	5,000
Accounts receivable	**156,562**	240,663	241,410
Inventories	**274,055**	286,692	271,920
Prepaid expenses	**10,454**	9,230	13,055
	447,092	536,585	544,623
Investments	**11,017**	70,946	13,838
Capital Assets	**736,257**	827,069	797,951
Other Long-Term Assets	**192,478**	137,748	186,485
	$ **1,386,844**	$ 1,572,348	$ 1,542,897
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank indebtedness	$ -	$ 13,184	$ -
Short-term borrowings	**23,521**	235,712	8,080
Members' demand loans	**30,460**	37,155	35,204
Accounts payable	**203,201**	183,010	216,890
Long-term debt due within one year	**132,123**	21,794	156,514
	389,305	490,855	416,688
Long-Term Debt	**480,255**	514,693	549,225
Other Long-Term Liabilities	**57,426**	45,759	75,685
Non-Controlling Interest	**2,793**	5,641	5,863
	929,779	1,056,948	1,047,461
Shareholders' Equity			
Share capital	**457,696**	457,703	457,699
Retained Earnings/(Deficit)	**(631)**	57,697	37,737
	457,065	515,400	495,436
	$ **1,386,844**	$ 1,572,348	$ 1,542,897

Consolidated Statements of Earnings and Retained Earnings

	Three months ended January 31 2002 (in thousands)	Three months ended January 31 2001 (in thousands)	Six months ended January 31 2002 (in thousands)	Six months ended January 31 2001 (in thousands)
	(unaudited)	(unaudited) (restated)	(unaudited)	(unaudited) (restated)
Sales and Other Operating Revenues	$ 774,064	$ 827,085	$ 1,447,402	$ 1,618,886
Cost of Sales and Expenses				
Cost of sales and operating expenses	735,570	776,129	1,370,910	1,511,393
Selling and administrative expenses	21,127	25,988	42,481	50,669
Depreciation and amortization	18,793	19,168	36,553	37,943
Loss on disposals and impairment	22,723	13,323	17,440	13,323
	798,213	834,608	1,467,384	1,613,328
Earnings (Loss) Before the Undernoted	(24,149)	(7,523)	(19,982)	5,558
Equity earnings (loss) of significantly influenced companies	(24)	(2,490)	36	(3,039)
Non-controlling interest	336	(37)	630	45
Earnings (Loss) Before Interest and Taxes	(23,837)	(10,050)	(19,316)	2,564
Interest expense	14,934	16,584	32,846	32,293
Securitization fees and expense	1,862	2,201	5,614	6,460
Earnings (Loss) Before Corporate Taxes	(40,633)	(28,835)	(57,776)	(36,189)
Recovery of corporate taxes	14,659	10,329	19,408	12,051
Net Earnings (Loss)	(25,974)	(18,506)	(38,368)	(24,138)
Retained Earnings, Beginning of Period				
As previously reported	25,343	76,203	37,737	85,900
Changes in accounting policies				
Income taxes	-	-	-	1,940
Revenue recognition	-	-	-	(6,005)
As restated	25,343	76,203	37,737	81,835
Retained Earnings/(Deficit), End of Period	$ (631)	$ 57,697	$ (631)	$ 57,697
Earnings (Loss) Per Share	$ (0.69)	$ (0.49)	$ (1.03)	$ (0.64)

Sales and Operating Revenue by Segment

	Three months ended January 31 2002 (in thousands)	Three months ended January 31 2001 (in thousands)	Six months ended January 31 2002 (in thousands)	Six months ended January 31 2001 (in thousands)
SALES	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Grain Handling and Marketing	$ 526,622	$ 535,277	$ 967,262	$ 1,038,087
Agri-products	64,275	75,754	117,228	165,235
Agri-food Processing	162,620	154,027	322,400	306,868
Livestock Production and Marketing	26,134	71,661	54,609	127,404
Publishing and Other	2,217	3,473	5,112	6,640
Intersegment Sales	(7,804)	(13,107)	(19,209)	(25,348)
	$ 774,064	$ 827,085	$ 1,447,402	$ 1,618,886

SEC Exemption #: 82-5037

SEGMENT EARNINGS FROM OPERATIONS

	Three months ended January 31 2002 (in thousands) (unaudited)				Three months ended January 31 2001 (in thousands) (unaudited) (restated)			
	EBITDA	D&A	Provisions	EBIT	EBITDA	D&A	Provisions	EBIT
Grain Handling and Marketing	$ 11,250	$ 8,570	$ -	$ 2,680	$ 10,440	$ 8,696	$ 12,153	$ (10,409)
Agri-products	568	3,155	-	(2,587)	3,234	2,897	-	337
Agri-food Processing	10,558	4,286	21,479	(15,207)	6,427	4,337	-	2,090
Livestock Production and Marketing	(57)	2,420	12,278	(14,755)	6,160	2,852	-	3,308
Publishing and Other	186	57	(11,034)	11,163	645	94	-	551
Segment Results	22,505	18,488	22,723	(18,706)	26,906	18,876	12,153	(4,123)
Reconciling differences:								
Corporate Expenses	(4,827)	305	-	(5,132)	(6,200)	292	1,170	(7,662)
Tax Provision on Equity Earnings	1	-	-	1	1,735	-	-	1,735
Per Financial Statements	$ 17,679	$ 18,793	$ 22,723	$ (23,837)	$ 22,441	$ 19,168	$ 13,323	$ (10,050)

SEGMENT EARNINGS FROM OPERATIONS

	Six months ended January 31 2002 (in thousands) (unaudited)				Six months ended January 31 2001 (in thousands) (unaudited) (restated)			
	EBITDA	D&A	Provisions	EBIT	EBITDA	D&A	Provisions	EBIT
Grain Handling and Marketing	$ 22,069	$ 16,196	$ -	$ 5,873	$ 24,374	$ 17,185	$ 12,153	$ (4,964)
Agri-products	(159)	6,026	-	(6,185)	6,230	5,702	-	528
Agri-food Processing	18,177	8,560	21,479	(11,862)	18,485	8,510	-	9,975
Livestock Production and Marketing	2,910	5,014	6,995	(9,099)	11,360	5,673	-	5,687
Publishing and Other	589	142	(11,034)	11,481	1,131	193	-	938
Segment Results	43,586	35,938	17,440	(9,792)	61,580	37,263	12,153	12,164
Reconciling differences:								
Corporate Expenses	(8,909)	615	-	(9,524)	(10,190)	680	1,170	(12,040)
Tax Provision on Equity Earnings	-	-	-	-	2,440	-	-	2,440
Per Financial Statements	$ 34,677	$ 36,553	$ 17,440	$ (19,316)	$ 53,830	$ 37,943	$ 13,323	$ 2,564

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended January 31 2002 (in thousands) (unaudited)	Three months ended January 31 2001 (restated)	Six months ended January 31 2002 (in thousands) unaudited)	Six months ended January 31 2001 (restated)
CASH FROM (USED IN) OPERATING ACTIVITIES:				
Net loss	$ (25,974)	$ (18,506)	$ (38,368)	$ (24,138)
Add/(deduct) items not involving cash				
Depreciation and amortization	18,793	19,168	36,553	37,943
Loss on disposals and impairment	22,723	13,323	17,440	13,323
Future taxes (recovery)	(15,882)	(12,932)	(21,605)	(14,306)
Equity (earnings)/loss of significantly influenced companies	24	2,490	(36)	3,039
Bank refinancing amortization	3,297	-	6,689	-
Pension and other items	(1,303)	(1,667)	(4,813)	(1,444)
Non-controlling interest	(336)	37	(630)	(45)
Cash flow from (used in) operations	1,342	1,913	(4,770)	14,372
Changes in non-cash working capital items				
Accounts receivable	201,243	135,003	188,891	205,317
Securitization of accounts receivable	(86,248)	-	(115,176)	(209,983)
Inventories	43,037	(37,365)	(10,498)	(33,552)
Securitization of inventories	(2,541)	32,998	965	6,233
Accounts payable	(58,398)	(165,829)	(30,421)	(62,037)
Prepaid expenses	3,055	4,508	1,746	7,544
Changes in non-cash working capital	100,148	(30,685)	35,507	(86,478)
Cash from (used in) operating activities	101,490	(28,772)	30,737	(72,106)
CASH FROM (USED IN) FINANCING ACTIVITIES:				
Proceeds of long-term debt	4,300	138	4,985	6,469
Repayment of long-term debt	(97,351)	(16,751)	(98,612)	(18,471)
Proceeds (repayment) of short-term borrowings	5,411	(43,837)	15,441	94,134
Proceeds (repayment) of members' demand loans	67	(833)	(4,744)	(11,679)
(Decrease) increase in other long-term liabilities	(1,306)	2,537	(1,413)	2,559
Amounts received from minority interest parties of a subsidiary	-	129	-	129
Decrease in share capital	(1)	(3)	(3)	(9)
Cash (used in) from financing activities	(88,880)	(58,620)	(84,346)	73,132
CASH FROM (USED IN) INVESTING ACTIVITIES:				
Capital asset expenditures	(5,022)	(8,603)	(9,298)	(17,419)
Proceeds on sale of capital assets	1,612	4,940	6,367	4,940
Divestitures	22,795	11,000	42,759	11,000
Decrease in investments	2,385	369	2,479	1,210
Decrease (increase) in other long-term assets	132	(3,424)	(915)	(4,743)
Cash from (used in) investing activities	21,902	4,282	41,392	(5,012)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	34,512	(83,110)	(12,217)	(3,986)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	(33,491)	69,926	13,238	(9,198)
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 1,021	$ (13,184)	$ 1,021	$ (13,184)
CASH FLOW PER SHARE	$ 0.04	$ 0.05	$ (0.13)	$ 0.38
Supplemental disclosure of cash (paid) recovered during the period:				
Interest	(11,423)	(17,873)	(24,590)	(31,994)
Income Taxes	22,721	11,746	22,474	11,547

Cash and cash equivalents are comprised of cash and bank indebtedness.

Saskatchewan Wheat Pool is Canada's largest publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Its core business operations are grain handling and marketing, and agri-product sales. These operations are complemented by livestock, food processing and value-added businesses that allows the Pool to leverage its pivotal position between prairie farmers and destination customers in North America and around the world. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

-30-

Shareholder Inquiries:

Colleen Vancha
Director, Investor Relations & Communications
(306) 569-4782, colleen.vancha@swp.com

Media Inquiries:

Shawna Kelly
Director, Communications
(306)-569-4291 shawna.kelly@swp.com

Readers are encouraged to review the Quarterly Report, and Management Discussion and Analysis in conjunction with this release. The Report will be available on www.swp.com at 8:00 a.m. CST, March 13.

SASKATCHEWAN WHEAT POOL

2ND QUARTER REPORT – JANUARY 31, 2002

TO OUR SHAREHOLDERS

ON TRACK

Saskatchewan Wheat Pool continued to build upon its commitments to shareholders during the second quarter of Fiscal 2002. The Pool's strong emphasis on managing its costs, reducing debt and maximizing its core operations has led to the following achievements.

ACHIEVEMENTS:

Objective 1: Debt Reduction

- Balance sheet debt at January 31, 2002 declined $157 million or 19% compared to January 31, 2001. In addition to substantial decreases in short-term borrowings, the Pool repaid $95 million of its term loan facility on November 30, 2001.
- The Pool raised approximately $25 million in cash proceeds in the second quarter through its divestiture program. The Pool sold four feed mills and a retail operation, its publishing division, Western Producer Publications, as well as investments in Medicine Hat Feeding Company, Pound-Maker Agventures Ltd. and Saskatoon Livestock Sales Ltd. An additional $1.6 million was raised through the sales of assets, primarily elevators.
- Subsequent to quarter-end, Saskatchewan Wheat Pool finalized the sale of CSP Foods Division to Dawn Foods (Canada), Ltd. for proceeds of approximately $35 million.
- On February 28, 2002, the Pool repaid an additional $45 million of its term loan facility, which will be reflected in the third quarter.

Objective 2: Cost Reductions

- Selling and administrative expenses declined by $4.9 million in the second quarter of Fiscal 2002 bringing year-to-date selling and administrative expenses down by $8.2 million.
- In total, the Pool's core operations reduced operating costs by $19 million during the first six months of this year, exceeding its mid-year target by 15%.

Objective 3: Maximizing Core Assets

- Shipments through the Pool's primary grain handling system were 2.2 million tonnes in the second quarter, 40,000 tonnes ahead of the second quarter last year driven by increased market share for Canadian Wheat Board (CWB) grains along with increased feed grain movement into southern Alberta.
- The Pool continued to maximize its multi-car loading capabilities securing one-third of CWB tenders for the period. This, coupled with a successful grain marketing strategy has driven market share gains (based on receipts) of approximately 4% to date, bringing western Canadian market share for the first six months to over 22%.
- 91% of this year's shipments moved in multi-car trains versus 77% last year. The Pool believes its multi-loading capacity is a key strategic advantage in today's grain handling environment because of the incentives of up to $6/tonne provided by the railways for multi-car loads.
- Despite tough industry conditions associated with last year's drought, the Pool's Grain Handling and Marketing segment generated 8% more EBITDA than in the second quarter last year, reaching $11.3 million in the three-month period.

Objective 4: Strategic Relationships

- In January 2002, Saskatchewan Wheat Pool and Farm Credit Canada entered into an alliance to offer western Canadian producers agri-products financing. Available to the Pool and AgPro customers, the program offers producers competitively priced financing with low interest rates and extended credit terms.
- Administered by the Pool, but financed by Farm Credit, the program replaces the Pool's agri-products financing program, thereby eliminating up to $200 million in annual financing requirements.
- The Pool has also enhanced its alliance with John Deere Credit Inc., after a successful pilot in Alberta, by expanding the AgLine credit card option to all SWP/AgPro facilities across Western Canada.
- Can-Oat Milling has secured a number of key contracts with some of the most prominent North American consumer products companies driving EBITDA growth in the second quarter.

SUMMARY OF CONSOLIDATED RESULTS:

Saskatchewan Wheat Pool recorded consolidated sales and operating revenues in the three-month period of $774.1 million compared to $827.1 million last year. Year-to-date sales were $1.45 billion compared to $1.62 billion in the same period last year.

Earnings before interest, securitization, taxes, depreciation and amortization (EBITDA) for the second quarter were $17.7 million compared to $22.4 million in the previous year's quarter. A 64% increase in EBITDA from Agri-food Processing coupled with an 8% increase in EBITDA from the Grain segment partially offset the declines in the Livestock and Agri-products segments in the second quarter. Year-to-date EBITDA was $34.7 million compared to $53.8 million a year earlier.

Depreciation and amortization for the quarter was $18.8 million, slightly below the $19.2 million recorded in the second quarter last year. For the six-month period, depreciation and amortization was $36.6 million versus $37.9 million last year.

The second quarter operating loss, prior to interest, securitization and taxes (EBIT) and one-time items was $1.1 million compared to earnings of $3.3 million a year earlier. On a year-to-date basis, EBIT was a loss of $1.9 million compared to earnings of $15.9 million last year.

Interest and securitization costs decreased $2.0 million to $16.8 million in the quarter as a result of lower debt levels and declining interest rates. On a year-to-date basis interest and securitization expenses were $38.5 million, just slightly below the previous year's level.

The Pool recorded a number of provisions in its second quarter (all numbers appear after-tax), including:

- an $8.5 million gain on sale for its publishing assets;
- an $8.2 million loss on sale for its feed mills and retail operation; and
- a $13.5 million impairment in value of CSP Foods Division which was sold subsequent to the end of the second quarter.

For its second quarter of Fiscal 2002, the Pool's loss, prior to provisions and unusual items, was $12.8 million or $0.34 per share, just $1.9 million off last year's second quarter results. Stronger results from the Pool's core operations and Can-Oat Milling were offset by reduced contributions from the Pool's affiliates, Western Co-operative Fertilizers and CanAmera Foods.

On a year-to-date basis, the pre-provision loss was $28.5 million or $0.76 per share compared to a $16.5 million loss last year or $0.44 per share.

The consolidated net loss for the quarter was $26.0 million or $0.69 per share compared to an $18.5 million loss or $0.49 per share in the second quarter of Fiscal 2001. On a year-to-date basis, the net loss was $38.4 million ($1.03 per share) compared to a $24.1 million loss ($0.64 per share) for the same period last year.

SALES AND EBITDA – ADDITIONAL INFORMATION

In an effort to assist readers in their analysis of year-over-year financial results, the following table provides detail with respect to the sales, EBITDA and EBIT from businesses that have been sold up to and including January 31, 2002.

Divestitures:
- Premium Brands July 2001
- Heartland Livestock August 2001
- Heartland Feeds November 2001
- Western Producer January 2002

	2nd Quarter		Year-to-date	
	Fiscal 2002	Fiscal 2001	Fiscal 2002	Fiscal 2001
Consolidated sales	$ 774.1M	$ 827.1M	$ 1,447.4M	$ 1,618.9 M
Sales from divested assets	6.6M	50.4M	19.6M	94.0 M
Sales from remaining operations	767.5M	776.7M	1,427.8M	1,524.9 M
Consolidated EBITDA	$ 17.7M	$ 22.4M	$ 34.7M	$ 53.8 M
EBITDA from divested assets	0.3M	1.3M	1.4M	(0.2)M
EBITDA from remaining operations	17.4M	21.1M	33.3M	54.0 M
Consolidated EBIT	$ (1.1)M	$ 3.3M	$ (1.9)M	$ 15.9 M
EBIT from divested assets	0.1 M	0.9M	0.9 M	(1.2)M
EBIT from remaining operations	(1.2)M	2.4M	(2.8)M	17.1 M

SEGMENT RESULTS:

GRAIN HANDLING AND MARKETING

The Pool's primary shipments for the second quarter of Fiscal 2002 were 2.2 million tonnes for a total to date of 4.2 million tonnes just 2.6% below last year's level. Approximately 58% of grain shipped by the Pool was for the account of the CWB, up from 57% for the same period last year.

The Pool's performance in the first six months compares favourably with the rest of the Canadian grain industry.

	Year-over-year Change	
Shipments	Industry	SWP
6 Major grains	-14%	-8%
CWB grains	-8%	-1%

Volumes shipped through the Pool's wholly owned port terminals were 1.9 million tonnes down from 2.1 million tonnes in the first six months of last year. A smaller canola program that resulted from a significant decline in canola production in the fall was the primary factor. The Pool's Vancouver terminal was off 4.9% which compares favourably to the industry, which experienced a 13% decline in the six major grains through that port. The Pool's terminal volumes at Thunder Bay were down 24.5% while industry receipts for the six major grains through the port were down 15%.

The Pool's share of volumes through port terminal affiliates was 0.4 million tonnes versus 0.7 million tonnes in Fiscal 2001.

Six Month Volumes to January 31
(000's of tonnes)

	Increase (Decrease)	F2002	F2001
Primary Elevator Shipments	-2.6%	4,170	4,281
Terminal Operations			
Vancouver	-4.9%	1,228	1,291
Thunder Bay	-24.5%	647	857
Share of Affiliates	-39.5%	408	674
Total Terminal Operations	-19.1%	2,283	2,822

For the second quarter of Fiscal 2002, the Grain Handling and Marketing segment generated EBITDA of $11.3 million compared to $10.4 million in the second quarter last year. EBIT was $2.7 million in the second quarter compared to $1.7 million last year. The increase was attributed to benefits derived through the CWB tendering process and the corresponding market share improvements coupled with expense reductions.

On a year-to-date basis, EBITDA was $22.1 million down only $2.3 million from the first six months of Fiscal 2001. EBIT for the first half of the year was $5.9 million compared to $7.2 million in Fiscal 2001. Lower margins per tonne due to a change in commodity mix were partially offset by significant cost reductions.

Looking forward, the Company expects exports to decline this year because of the 21% reduction in western Canadian production that occurred last year due to the drought. As a result, terminal volumes are expected to be lower than last year's levels. In the primary business, the Pool has been able to maximize shipments in the first two quarters of Fiscal 2002; however, volumes are expected to decline in the latter half of the year, as availability becomes an issue for the industry. From an earnings perspective, Grain Handling and Marketing EBITDA will benefit from the Pool's continued emphasis on costs, but margins are not expected to reach last year's level as the mix of available commodities favours lower margin product.

AGRI-PRODUCTS

Sales for this segment for the second quarter were $64.3 million compared to $75.8 million a year earlier. For the six-month period, sales totaled $117.2 million compared to $165.2 million last year. Insufficient moisture levels discouraged the fall application of fertilizer impacting sales volumes for both the Pool and Western Co-operative Fertilizers, its joint venture affiliate. In addition, high fertilizer prices last year drove producers to pre-buy fertilizer in the first six months of that year impacting the comparative Fiscal 2002 sales variance from a volume and price perspective.

EBITDA for the three months was $0.6 million reducing the year-to-date EBITDA loss to $0.2 million, which compares to EBITDA of $6.2 million in the first six months last year. EBIT for the second quarter was $(2.6) million versus $0.3 million in the second quarter last year. Year-to-date EBIT was $(6.2) million versus $0.5 million in the first half of Fiscal 2001.

The Pool's agri-products retail operation was able to maintain its contribution on a year-to-date basis by focussing on the cost side of the business. The entire variance is associated with Western Co-operative Fertilizers (WCFL), which suffered from lower sales volumes and decreased selling prices for urea and ammonia.

Dry conditions across much of the Prairies this winter pose a risk to agri-products sales in the spring. However, rain can quickly restore moisture levels and encourage normal sales. Expectations for increased seeded canola acreage have been tempered at this point pending a return to regular growing conditions. Producers have yet to commit to the crops they will plant which will influence the amount of seed, fertilizer and crop protection product sales that will occur in the spring. In the interim, the company remains focussed on initiatives within its control including cost reduction strategies, inventory management, effective working capital utilization and growing its customer base through innovative strategies such as the new agri-products financing program. At WCFL, results are expected to be reasonably strong assuming a return to normal weather conditions, but are not anticipated to reach Fiscal 2001 levels. Lower sales volumes and decreased selling prices for urea and ammonia are expected to impact WCFL's contribution somewhat for the full year.

AGRI-FOOD PROCESSING

Sales for this segment for the second quarter of Fiscal 2002 were $162.6 million, up 5.6% over last year's $154.0 million. Year-to-date sales totaled $322.4 million compared to $306.9 million in the first six months last year. Can-Oat Milling continued to lead the improvement with a 46% sales increase, benefiting from new contracts with some of North America's leading consumer products companies. Approximately 73% of Can-Oat's sales have been finished goods, which was up 22% from the same period last year.

CanAmera Foods and Prairie Malt also recorded sales increases, while CSP Foods' sales were down slightly from the previous years' period.

EBITDA for the Agri-food Processing segment were $10.6 million bringing the year-to-date total to $18.2 million compared to $18.5 million recorded in the first half of last year. Included in last year's results was the Pool's share of Premium Brands' loss, which was approximately $5.6 million for the six-month period. EBIT was $6.3 million for the second quarter of Fiscal 2002 compared to $2.1 million last year. On a year-to-date basis EBIT was $9.6 million compared to $10.0 million last year.

Can-Oat Milling continued with record results generating substantial EBITDA growth in the quarter and first six months of the year. Prairie Malt also strengthened results for the period, while CSP Food's results were on par with last year. CanAmera's contribution improved somewhat in the quarter relative to last quarter, on slightly stronger soya crush margins but EBITDA remained sharply lower for the first six months reflecting dramatic reductions in Canadian canola supplies, higher seed prices and canola oil market share loss.

Significant sales and EBITDA improvements at Can-Oat will continue in the second half of the year. Can-Oat Milling expects its sales of finished oats to increase to 75% of total sales in Fiscal 2002. Management believes that growth opportunities for Can-Oat will be driven by operational efficiencies and by leveraging its strong customer relationships and market position.

The issues affecting CanAmera's performance in the first half of Fiscal 2002 are expected to continue for the next several months with canola margins under pressure.

LIVESTOCK PRODUCTION AND MARKETING

Sales for this segment for the second quarter of Fiscal 2002 were $26.1 million versus $71.7 million in the second quarter of Fiscal 2001, reflecting the sale of Heartland Livestock Services, four feed mills and a retail operation.

Heartland Pork's results were mixed for the first six months with a 9% increase in sales driven by an increase in the number of finished hogs marketed to 178,000 from 166,000 last year. However, lower margins and EBITDA were realized because of substantial feed cost increases that resulted from drought conditions last year. The aquaculture operation experienced substantially lower prices due to excess supplies of fish in the market coupled with a dramatic decline in restaurant demand driven by the September 11 attack.

EBITDA for the Livestock Production and Marketing segment were $2.9 million down substantially from $11.4 million in the first six months last year reflecting asset dispositions and lower results from Heartland Pork and the aquaculture operation. EBIT was $(2.5) million for the three months compared to earnings of $3.3 million in last year's second quarter. Year-to-date EBIT was a loss of $2.1 million versus earnings of $5.7 million a year earlier. These trends will continue for the remainder of the year.

PUBLISHING AND OTHER

Year-to-date sales were $5.1 million and EBITDA was $0.6 million for this segment. EBIT was $0.4 million versus $0.9 million last year. Western Producer Publications was sold during the quarter with the second quarter being the final reporting period for the Pool.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations in the quarter was $1.3 million, or $0.04 per share compared to $1.9 million or $0.05 per share in the second quarter last year. For the six months, cash used in operations was $4.8 million compared to cash generated of $14.4 million last year. The decline is largely related to the decrease in earnings caused by poorer results from CanAmera and Western Co-operative Fertilizers. For Fiscal 2002, cash flow is expected to be sufficient to cover capital expenditures.

Capital expenditures remained at maintenance levels. For the three-month period, consolidated capital expenditures were $5.0 million versus $8.6 million in the second quarter of Fiscal 2001. Year-to-date capital expenditures totaled $9.3 million versus $17.4 million a year earlier.

The Pool generated $22.8 million in divestiture proceeds in the three-month period bringing the year-to-date total to $42.8 million. The Pool also divested its minority interests in a number of livestock investments generating approximately $2.7 million this year. In addition, the Pool's elevator sales program generated approximately $1.6 million in the quarter for a year-to-date total of $6.4 million.

Working capital at January 31, 2002 was $57.8 million, up from $45.7 million at January 31, 2001. The current ratio was 1.15 at the end of the second quarter this year, which compared to 1.09 at January 31, 2001. Working capital is expected to increase by July 31, 2002, reflecting the seasonally strong fourth quarter agri-products business. Working capital at July 31, 2001 of $127.9 million was unusually high because it included proceeds from the sale of Premium Brands Inc. The current ratio at July 31, 2001 was 1.31.

Accounts receivable at January 31, 2002 of $157 million is presented net of amounts sold of $47 million under trade receivable securitization programs. This compares to accounts receivables of $241 million, net of $13 million sold at January 31, 2001, and $241 million net of $162 million sold at July 31, 2001.

- The year-over-year decrease was due to a decline in agri-products sales in the fall as a result of the drought, divestitures and the collection of a one-time receivable this year. In addition, the Pool's new securitization program was in place at January 2002.

- The year-to-date decrease from July 2001 to January 2002 of $84 million reflects seasonally high receivables at July 31 coupled with lower accounts receivables due to divestitures.

At January 31, 2002 inventories were down $12.6 million compared to the January 31, 2001 level, primarily reflecting lower grain inventories offset somewhat by more agri-products inventory that remained in the system due to decreased demand resulting from fall drought conditions.

Short-term borrowings of $24 million at January 31, 2002 and $8 million at July 31, 2001 primarily consist of the Pool's share of affiliated companies' borrowings. The $236 million of short-term borrowings outstanding at January 31, 2001 reflected the operating loans that were utilized prior to the renegotiated bank and securitization arrangement that was completed in the third quarter of Fiscal 2001.

	Jan 31/02	July 31/01	Jan 31/01	Jan-02/Jan-01 Change
Bank indebtedness & short term borrowings	$ 24M	$ 8M	$249M	$(225)M
Members' demand loans	30M	35M	37M	(7)M
Long-term debt due in one year	132M	157M	22M	110M
Long-term debt	480M	549M	515M	(35)M
Total debt	**$ 666M**	**$ 749M**	**$823M**	**$(157)M**

Total debt at January 31, 2002 compared to January 2001 is down $157 million reflecting the impact of the Pool's divestiture program and $95 million in debt repayments made in November 2001.

	Jan 31/02	July 31/01	Jan 31/01	Jan-02/Jan-01 Change
Total debt	$666M	$749M	$823M	$(157)M
Securitization	$124M	$238M	$130M	$ (6)M
Consolidated debt and Securitization	**$790M**	**$987M**	**$953M**	**$(163)M**

The Pool has reduced its maximum securitization financing requirements from $325 million to $152 million primarily as a result of the crop input financing initiative with Farm Credit Canada.

The Pool's total debt-to-equity ratio at January 31, 2002 was 59:41 compared to 61:39 at January 31, 2001 reflecting significant debt repayments offset somewhat by earnings declines this year. Subsequent to quarter-end, the Pool reduced its term loan facilities by $45 million on February 28, 2002 as required under its banking arrangement. The Pool expects its debt-to-equity ratio to improve during Fiscal 2002 as it continues to repay a significant portion of its debt.

On March 1, 2002, the Dominion Bond Rating Service confirmed its rating of the Pool's Medium Term Notes and Senior Long-term Debt at a B (high) negative trend, citing the company's progress in elevator rationalization, cost reductions, stabilizing market share, assets sales and debt reduction. The rating service indicates that if progress continues as budgeted to year-end, the rating trend will be reviewed. The Pool's rating from Standard and Poors dated June 2001 is B+ with a stable trend.

OUTLOOK

The remainder of the year will be challenging as the effects of last year's drought begin to impact the availability of grain. Dry moisture conditions throughout the Prairies this winter may also impact agri-products sales although rain through the spring period should alleviate this concern. Results from the Agri-food Processing segment should reflect poorer results from CanAmera, partially offset by strong improvements at Can-Oat Milling. Earnings and cash flows for the remainder of the year will be lower than last year's levels. Assuming a return to regular growing conditions in the spring, the Pool expects a good fourth quarter from its agri-products operations. Management remains committed to its divestiture program and its debt and cost reduction initiatives.

EBITDA DATA

The EBITDA data provided herein is intended to provide further insight with respect to the Company's financial results and to supplement its earnings (loss) as determined in accordance with Canadian Generally Accepted Accounting Principles. Similar data may not be provided by other issuers and, if provided, needs to be carefully examined to determine whether it is comparable to the Company's EBITDA data.

FORWARD LOOKING INFORMATION

Certain statements in this quarterly report are forward looking and reflect the Pool's expectations regarding future results of operations, financial condition, and achievements. Such forward looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, and achievements of the Pool to be materially different from any future results, performance, and achievements expressed or implied by those forward looking statements. These factors are discussed in greater detail in the Pool's most recent Annual Information Form and the Management's Discussion and Analysis set forth in the Pool's most recent Annual Report.

Marvin Wiens
President and
Chairman of the Board

Mayo Schmidt
Chief Executive Officer

March 13, 2002

Saskatchewan Wheat Pool
2625 Victoria Avenue
Regina, Saskatchewan
S4T 7T9
http://www.swp.com

CONSOLIDATED BALANCE SHEETS

	As at January 31 2002 (in thousands) (unaudited)	As at January 31 2001 (in thousands) (unaudited) (restated)	As at July 31 2001 (in thousands) (audited)
ASSETS			
Current Assets			
Cash	$ 1,021	$ -	$ 13,238
Note receivable	5,000	-	5,000
Accounts receivable	156,562	240,663	241,410
Inventories	274,055	286,692	271,920
Prepaid expenses	10,454	9,230	13,055
	447,092	536,585	544,623
Investments	11,017	70,946	13,838
Capital Assets	736,257	827,069	797,951
Other Long-Term Assets	192,478	137,748	186,485
	$ 1,386,844	$ 1,572,348	$ 1,542,897
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank indebtedness	$ -	$ 13,184	$ -
Short-term borrowings	23,521	235,712	8,080
Members' demand loans	30,460	37,155	35,204
Accounts payable	203,201	183,010	216,890
Long-term debt due within one year	132,123	21,794	156,514
	389,305	490,855	416,688
Long-Term Debt	480,255	514,693	549,225
Other Long-Term Liabilities	57,426	45,759	75,685
Non-Controlling Interest	2,793	5,641	5,863
	929,779	1,056,948	1,047,461
Shareholders' Equity			
Share capital	457,696	457,703	457,699
Retained Earnings/(Deficit)	(631)	57,697	37,737
	457,065	515,400	495,436
	$ 1,386,844	$ 1,572,348	$ 1,542,897

On behalf of the Board of Directors

Marvin D. Wiens
Director

Thaddeus P. Trefiak
Director

Consolidated Statements of Earnings and Retained Earnings

	Three months ended January 31 2002 (in thousands)	Three months ended January 31 2001 (in thousands)	Six months ended January 31 2002 (in thousands)	Six months ended January 31 2001 (in thousands)
	(unaudited)	(unaudited) (restated)	(unaudited)	(unaudited) (restated)
Sales and Other Operating Revenues	$ 774,064	$ 827,085	$ 1,447,402	$ 1,618,886
Cost of Sales and Expenses				
Cost of sales and operating expenses	735,570	776,129	1,370,910	1,511,393
Selling and administrative expenses	21,127	25,988	42,481	50,669
Depreciation and amortization	18,793	19,168	36,553	37,943
Loss on disposals and impairment	22,723	13,323	17,440	13,323
	798,213	834,608	1,467,384	1,613,328
Earnings (Loss) Before the Undernoted	(24,149)	(7,523)	(19,982)	5,558
Equity earnings (loss) of significantly influenced companies	(24)	(2,490)	36	(3,039)
Non-controlling interest	336	(37)	630	45
Earnings (Loss) Before Interest and Taxes	(23,837)	(10,050)	(19,316)	2,564
Interest expense	14,934	16,584	32,846	32,293
Securitization fees and expense	1,862	2,201	5,614	6,460
Earnings (Loss) Before Corporate Taxes	(40,633)	(28,835)	(57,776)	(36,189)
Recovery of corporate taxes	14,659	10,329	19,408	12,051
Net Earnings (Loss)	(25,974)	(18,506)	(38,368)	(24,138)
Retained Earnings, Beginning of Period				
As previously reported	25,343	76,203	37,737	85,900
Changes in accounting policies				
Income taxes	-	-	-	1,940
Revenue recognition	-	-	-	(6,005)
As restated	25,343	76,203	37,737	81,835
Retained Earnings/(Deficit), End of Period	$ (631)	$ 57,697	$ (631)	$ 57,697
Earnings (Loss) Per Share	$ (0.69)	$ (0.49)	$ (1.03)	$ (0.64)

Sales and Operating Revenue by Segment

	Three months ended January 31 2002 (in thousands)	Three months ended January 31 2001 (in thousands)	Six months ended January 31 2002 (in thousands)	Six months ended January 31 2001 (in thousands)
SALES	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Grain Handling and Marketing	$ 526,622	$ 535,277	$ 967,262	$ 1,038,087
Agri-products	64,275	75,754	117,228	165,235
Agri-food Processing	162,620	154,027	322,400	306,868
Livestock Production and Marketing	26,134	71,661	54,609	127,404
Publishing and Other	2,217	3,473	5,112	6,640
Intersegment Sales	(7,804)	(13,107)	(19,209)	(25,348)
	$ 774,064	$ 827,085	$ 1,447,402	$ 1,618,886

SEGMENT EARNINGS FROM OPERATIONS

	Three months ended January 31 2002 (in thousands) (unaudited)				Three months ended January 31 2001 (in thousands) (unaudited) (restated)			
	EBITDA	D&A	Provisions	EBIT	EBITDA	D&A	Provisions	EBIT
Grain Handling and Marketing	$ 11,250	$ 8,570	$ -	$ 2,680	$ 10,440	$ 8,696	$ 12,153	$ (10,409)
Agri-products	568	3,155	-	(2,587)	3,234	2,897	-	337
Agri-food Processing	10,558	4,286	21,479	(15,207)	6,427	4,337	-	2,090
Livestock Production and Marketing	(57)	2,420	12,278	(14,755)	6,160	2,852	-	3,308
Publishing and Other	186	57	(11,034)	11,163	645	94	-	551
Segment Results	22,505	18,488	22,723	(18,706)	26,906	18,876	12,153	(4,123)
Reconciling differences:								
Corporate Expenses	(4,827)	305	-	(5,132)	(6,200)	292	1,170	(7,662)
Tax Provision on Equity Earnings	1	-	-	1	1,735	-	-	1,735
Per Financial Statements	$ 17,679	$ 18,793	$ 22,723	$ (23,837)	$ 22,441	$ 19,168	$ 13,323	$ (10,050)

SEGMENT EARNINGS FROM OPERATIONS

	Six months ended January 31 2002 (in thousands) (unaudited)				Six months ended January 31 2001 (in thousands) (unaudited) (restated)			
	EBITDA	D&A	Provisions	EBIT	EBITDA	D&A	Provisions	EBIT
Grain Handling and Marketing	$ 22,069	$ 16,196	$ -	$ 5,873	$ 24,374	$ 17,185	$ 12,153	$ (4,964)
Agri-products	(159)	6,026	-	(6,185)	6,230	5,702	-	528
Agri-food Processing	18,177	8,560	21,479	(11,862)	18,485	8,510	-	9,975
Livestock Production and Marketing	2,910	5,014	6,995	(9,099)	11,360	5,673	-	5,687
Publishing and Other	589	142	(11,034)	11,481	1,131	193	-	938
Segment Results	43,586	35,938	17,440	(9,792)	61,580	37,263	12,153	12,164
Reconciling differences:								
Corporate Expenses	(8,909)	615	-	(9,524)	(10,190)	680	1,170	(12,040)
Tax Provision on Equity Earnings	-	-	-	-	2,440	-	-	2,440
Per Financial Statements	$ 34,677	$ 36,553	$ 17,440	$ (19,316)	$ 53,830	$ 37,943	$ 13,323	$ 2,564

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended January 31 2002	2001	Six months ended January 31 2002	2001
	(in thousands)		(in thousands)	
	(unaudited)	(restated)	(unaudited)	(restated)
CASH FROM (USED IN) OPERATING ACTIVITIES:				
Net loss	$ (25,974)	$ (18,506)	$ (38,368)	$ (24,138)
Add/(deduct) items not involving cash				
Depreciation and amortization	18,793	19,168	36,553	37,943
Loss on disposals and impairment	22,723	13,323	17,440	13,323
Future taxes (recovery)	(15,882)	(12,932)	(21,605)	(14,306)
Equity (earnings)/loss of significantly influenced companies	24	2,490	(36)	3,039
Bank refinancing amortization	3,297	-	6,689	-
Pension and other items	(1,303)	(1,667)	(4,813)	(1,444)
Non-controlling interest	(336)	37	(630)	(45)
Cash flow from (used in) operations	1,342	1,913	(4,770)	14,372
Changes in non-cash working capital items				
Accounts receivable	201,243	135,003	188,891	205,317
Securitization of accounts receivable	(86,248)	-	(115,176)	(209,983)
Inventories	43,037	(37,365)	(10,498)	(33,552)
Securitization of inventories	(2,541)	32,998	965	6,233
Accounts payable	(58,398)	(165,829)	(30,421)	(62,037)
Prepaid expenses	3,055	4,508	1,746	7,544
Changes in non-cash working capital	100,148	(30,685)	35,507	(86,478)
Cash from (used in) operating activities	101,490	(28,772)	30,737	(72,106)
CASH FROM (USED IN) FINANCING ACTIVITIES:				
Proceeds of long-term debt	4,300	138	4,985	6,469
Repayment of long-term debt	(97,351)	(16,751)	(98,612)	(18,471)
Proceeds (repayment) of short-term borrowings	5,411	(43,837)	15,441	94,134
Proceeds (repayment) of members' demand loans	67	(833)	(4,744)	(11,679)
(Decrease) increase in other long-term liabilities	(1,306)	2,537	(1,413)	2,559
Amounts received from minority interest parties of a subsidiary	-	129	-	129
Decrease in share capital	(1)	(3)	(3)	(9)
Cash (used in) from financing activities	(88,880)	(58,620)	(84,346)	73,132
CASH FROM (USED IN) INVESTING ACTIVITIES:				
Capital asset expenditures	(5,022)	(8,603)	(9,298)	(17,419)
Proceeds on sale of capital assets	1,612	4,940	6,367	4,940
Divestitures	22,795	11,000	42,759	11,000
Decrease in investments	2,385	369	2,479	1,210
Decrease (increase) in other long-term assets	132	(3,424)	(915)	(4,743)
Cash from (used in) investing activities	21,902	4,282	41,392	(5,012)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	34,512	(83,110)	(12,217)	(3,986)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	(33,491)	69,926	13,238	(9,198)
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 1,021	$ (13,184)	$ 1,021	$ (13,184)
CASH FLOW PER SHARE	$ 0.04	$ 0.05	$ (0.13)	$ 0.38
Supplemental disclosure of cash (paid) recovered during the period:				
Interest	(11,423)	(17,873)	(24,590)	(31,994)
Income Taxes	22,721	11,746	22,474	11,547

Cash and cash equivalents are comprised of cash and bank indebtedness.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting policies are in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of Saskatchewan Wheat Pool and its affiliated companies. The consolidated interim financial statements are unaudited and are based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the most recent annual financial statements.

Due to the seasonal nature of the Company's business, the results of operations for any interim period are not necessarily indicative of the results to be expected for other interim periods or the full year.

Certain prior year amounts have been reclassified in order to conform with current year classifications.

2. LOSS ON DISPOSALS AND IMPAIRMENT/SUBSEQUENT EVENT

Items in this grouping are as follows:

	January 2002	January 2001
a) Gain on sale of assets of Heartland Livestock Services	$(5,283)	$ -
b) Loss on sale of assets of Heartland Feeds	12,278	-
c) Gain on sale of Western Producer Publications Division	(11,034)	-
d) Impairment in asset value of CSP Foods Division	21,479	-
e) Corporate restructuring and Grain and Agri-products system consolidation	-	13,323
Total Pre-Tax	$17,440	$13,323
Total After-Tax	$ 9,901	$ 7,594

(a) On September 21, 2001, the company sold its Heartland Livestock Services assets effective August 1, 2001, for net cash proceeds of $20.0 million and a short-term receivable of $4.0 million which will be collected after satisfying certain conditions of the sale. The company recorded a gain on sale of assets of $5.3 million in its quarter-ended October 31, 2001.

(b) On November 26, 2001, the company sold a portion of its Heartland Feeds assets for net proceeds of $11.2 million. The company recorded a loss on sale of assets of $12.3 million.

(c) On January 9, 2002, the company sold a portion of its Western Producer Publications division for net proceeds of $11.6 million. The company recorded a gain on sale of assets of $11.0 million.

(d) On February 25, 2002, subsequent to the end of the quarter, the company sold substantially all of its CSP Foods division for net cash proceeds at closing of $33.9 million. For the January quarter-end, the company recorded an impairment in the value of assets of $21.5 million.

3. LONG-TERM DEBT

Saskatchewan Wheat Pool entered into bank credit facilities with its lenders with the following terms and conditions:

	Amount of Facility	Maturity Date	Repayments
Operating Loan	$ 107.5 million	November 30, 2002	–
Term Loans	$ 250.0 million	November 30, 2003	$40 million February 28, 2002; $5 million per quarter commencing August 31, 2001, $60 million November 30, 2002; $110 million November 30, 2003

In addition the company has access to a seasonal operating loan of up to $100 million during certain periods between April 2001 through November 2002.

Details on consolidated short-term borrowings and long-term debt are as follows:

	January 2002	January 2001	July 2001
SHORT-TERM BORROWINGS			
Bank operating loan	$11,500	$233,000	$ -
Subsidiaries and proportionate share of joint ventures' short-term borrowings	12,021	2,712	8,080
Total	$23,521	$235,712	$8,080

	January 2002	January 2001	July 2001
LONG-TERM DEBT			
Medium-term notes	$300,000	$300,000	$300,000
Bank term loans	250,000	159,000	344,100
Members' term loans	9,240	9,829	9,059
Subsidiaries and proportionate share of joint ventures' debt	53,138	67,658	52,580
	612,378	536,487	705,739
PORTION DUE WITHIN ONE YEAR			
Bank term loans	120,000	-	144,100
Members' term loans	1,673	1,197	1,613
Subsidiaries and proportionate share of joint ventures' debt	10,450	20,597	10,801
	132,123	21,794	156,514
TOTAL	$480,255	$514,693	$549,225

4. EARNINGS PER SHARE

Earnings per share are calculated using 37,425,219 Class "B" non-voting shares (January 31, 2001 – 37,425,219) which is the weighted average number issued and outstanding during the period. Fully diluted earnings per share, which includes 2,883,950 options for Class "B" non-voting shares (January 31, 2001 - 2,849,311), are identical to basic earnings per share.

5. SECURITIZATION

On April 30, 2001, the company signed a new securitization agreement with a trust, and adopted the recommendations of Accounting Guideline 12 (AcG-12) to account for the initial and each subsequent sale of assets under this agreement. Prior to April 2001, the company's securitization program was accounted for under the accounting recommendations of Emerging Issues Committee Abstract 9 (EIC-9).

Under the terms of the new securitization agreement, the company maintains the ability to sell two pools of assets on a revolving basis through securitization transactions at varying monthly limits. The "trade receivable pool" consists of commercial and agri-products trade receivables at monthly sales limits ranging from $70 million to $205 million. The "CWB grain pool" consists of the right to receive proceeds related to grain held for sale to the Canadian Wheat Board in accordance with a grain handling contract. Monthly sales limits for the "CWB grain pool" range from $90 million to $120 million. In addition, a joint venture, which is owned one-third by the company can sell up to $60 million of certain trade accounts receivable.

At January 31, 2002, the trade accounts receivable are reported net of sold amounts of $46.9 million (2001 – $13.4 million) while grain purchased for sale to The Canadian Wheat Board is reported net of sold amounts of $77.3 million (2001 - $117.0 million).

In February 2002, subsequent to the quarter-end, the company revised its monthly securitization sales limits. Revised limits for the "trade receivable pool" range from $47 million to $72 million, while revised limits for the "CWB grain pool" range from $80 million to $95 million.

SEC Exemption #: 82-5037

Saskatchewan Wheat Pool

HEAD OFFICE 2625 Victoria Avenue, Regina, Saskatchewan Canada S4T 7T9 TEL (306) 569 4411 FAX 569-4708

[Pool Logo]
Saskatchewan Wheat Pool
Head Office, 2625 Victoria Avenue, Regina, Sask. S4T 7T9

March 13, 2002

ATTENTION: Provincial Securities Commissions of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland, Toronto Stock Exchange

SUBJECT: **Confirmation of Mailing – Saskatchewan Wheat Pool**
Quarterly Financial Statements – the Period Ending January 31, 2002

Saskatchewan Wheat Pool issued a news release regarding its 2nd quarter financial statements for the period ending January 31, 2002 on March 13, 2002. The newswire service, Canadian Corporate News issued the news release as required by the Timely Disclosure Rules.

On March 13, 2002, Saskatchewan Wheat Pool distributed the interim financial statements for the period ending January 31, 2002 to all known registered and non-registered shareholders who completed, signed and returned the interim report reply card. Electronic copies of the financial statements, M D & A and press release along with this letter were filed electronically with provincial securities commissions and the Toronto Stock Exchange through SEDAR.

"C. Vancha"

Colleen Vancha, Director
Investor Relations & Communications

cc: Michael McCord, Executive Vice President & CFO
Susan Engel, General Counsel, Corporate Secretary